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INTERNATIONAL BANK FOR RECONSTRUCTION   1818 H Street N.W.       (202) 522-1588;
AND DEVELOPMENT                         Washington, D.C. 20433   (202) 477-1234
                                        U.S.A.
                                                        Cable Address: INTBAFRAD


                                                     FILE NO. 1-3431
                                                     REGULATION BW
                                                     RULE 3



                                                     January 3, 2002


VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

     Attached please find a Report dated January 3, 2002 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's U.S. Dollar 3,000,000,000 4 per cent. Notes due January 10, 2005, issued under the Bank's Global Debt Issuance Facility.

                                                         Sincerely yours,


                                                         /s/ SCOTT B. WHITE
                                                         -----------------------
                                                         Scott B. White
                                                         Chief Counsel, Finance




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